SUB-ITEM 77D


In accordance with Rule 35d-1 (the "Names Rule") of the 1940 Act, the board of directors (the "Board") of the registrant approved a change to the investment policies of three of its series. Each Series' non-fundamental investment strategy policy was amended to require it to invest its assets according to the Names Rule 80% test. The amendments were as follows:

Series

Policy Change
Emerging Markets Fund

Changed policy of investing 65% of its net assets in equity securities of companies in emerging markets to 80%



Global Smaller Companies Fund

Changed policy of investing 65% of its net assets in equity securities of smaller US and non-US companies to 80%



Global Technology Fund

Changed policy of investing 65% of its net assets in equity securities of US and non-US companies with business operations in technology and technology-related industries to 80%


In addition, the Board approved a change to the Emerging Markets Fund's definition of emerging markets as follows:

Previous Definition

Revised Definition
A market in a developing country as
classified by the World Bank

A market in a developing country as classified by the World Bank or a market represented in the Morgan Stanley Capital International Emerging Markets Free Index


The Board also approved a change in the criteria used by the Emerging Markets Fund to determine that its investments are tied economically to emerging markets as follows:

Previous Criteria

Revised Criteria
The Series generally invests in equity securities companies that conduct their principal business activities in emerging markets.

The Series generally invests in equity securities of companies that conduct their principal business activities in emerging markets, are organized under the laws of or maintain their principal place of business in emerging markets, or whose securities are traded principally on exchanges in emerging markets.